UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 2054

ANNUAL AUDITED R
FORM X-17A-5
PART III

06050805

SEC FILE NO.
8-27507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 **AND ENDING** 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CHICAGO INVESTMENT GROUP[redacted]LLC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 N. LASALLE ST., SUITE 850
(No. and Street)

CHICAGO	ILLINOIS	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Reilly — 312-857-2050
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan J. Brachman CPA Ltd.
(Name – if individual, last, first, middle name)

1 EAST NORTHWEST HIGHWAY, SUITE 204	PALATINE	ILLINOIS	60067
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 21 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

AB 9/20

AB 9/21

OATH OR AFFIRMATION

I, GEORGE E. REILLY, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC as of

DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Subscribed and sworn to before me this 25 day of march

OFFICIAL SEAL
RICHARD LYNCH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHICAGO INVESTMENT GROUP OF ILLINOIS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

EXHIBIT A

ASSETS

Cash (Note IV and VII)	$ 649,333	
Receivables and Deposits with Brokers	721,449	
Investments (Note III)	114,648	
Due from Employees and Agents	49,160	
Due from Affiliates	59,642	
Equipment and Leasehold Improvement (net of accumulated depreciation and amortization of $29,917) (Note II-B)	53,524	
Investment in Affiliates	45,000	
Other Assets	6,380	
TOTAL ASSETS		$ 1,699,136

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to Legent Clearing Corporation (Note III)	$ 161,584	
Commissions Payable	773,472	
Accounts Payable and Accrued Expenses	136,970	
TOTAL LIABILITIES		$ 1,072,026
MEMBER'S EQUITY (Exhibit D)		627,110
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,699,136

THE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT ARE AN INTEGRAL PART OF THIS STATEMENT AND SHOULD BE READ ACCORDINGLY.